================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


For the month of,         November                                      2006
                          -------------------------------------        ---------
Commission File Number    001-14620
                          -------------------------------------        ---------

                      Crystallex International Corporation
--------------------------------------------------------------------------------
                 (Translation of registrant's name into English)

        18 King Street East, Suite 1210, Toronto, Ontario, Canada M5C 1C4
--------------------------------------------------------------------------------
                    (Address of principal executive offices)

         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F:

         Form 20-F                          Form 40-F      X
                    ----------------                   ----------------

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

         Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

               Yes                              No  X
                    ------------------              ------------------

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________


================================================================================

                    DOCUMENTS INCLUDED AS PART OF THIS REPORT


     Document

         1           Press release, dated November 14, 2006.

                                                                      DOCUMENT 1

Crystallex
  International Corporation

For Immediate Release                                          November 14, 2006



                  Crystallex Reports Third Quarter 2006 Results


TORONTO, ONTARIO, November 14, 2006 - Crystallex International Corporation (TSX:
KRY) (Amex: KRY) today reported unaudited financial results for the quarter ending September 30, 2006. All dollar figures are in US Dollars unless otherwise indicated.

Commenting on the Company's progress and activities, Todd Bruce, Crystallex President and CEO noted that, "The meetings the company attended at the recent Venezuelan Canadian Business Forum were extremely constructive and the Governments of Canada and Venezuela deserve to be commended for the success of this Forum. The Forum provided us with the opportunity to attend a meeting with the Canadian Ambassador to Venezuela, representatives from the Venezuelan Ministry of Environment and Natural Resources ("MARN"), the Corporacion Venezolana de Guayana ("CVG") and Gold Reserve Corporation to address the permitting process for the Las Cristinas and Las Brisas projects. At this meeting MARN advised all the parties it is expediting the process to issue the permit as soon as possible once the outstanding aspect of the efficient utilization of regional resources was completed. To this end Crystallex and Gold Reserve provided MARN with agreements in principle to implement mutually advantageous joint projects to further optimize utilization of regional infrastructure resources. MARN provided further clarity on the matter by confirming that the Las Cristinas and Las Brisas projects are separate and distinct projects which would each be issued its own Permit to Impact Natural Resources ("the Permit") and that neither project would be held up by the timing of the other should the timing aspects of the two projects diverge.

Mr. Bruce continued, "Crystallex and Gold Reserve have completed the agreements in principle to implement six joint regional projects and have officially submitted these agreements to MARN, MIBAM, the CVG, the Ministry of Basic Industries and Mining ("MIBAM") and the Canadian Ambassador.

Mr. Bruce reiterated, "We remain actively engaged in pursuing this initiative with MARN and the other interested Venezuelan and Canadian authorities in an effort to secure the Permit required to launch the construction and operating phase at Las Cristinas."

Mr. Bruce also confirmed, "The drills are turning on the 11,500 metre drill program at Las Cristinas that we commenced at the end of last month as we continue to pursue all opportunities to create shareholder value while we work with all the interested parties to secure the Permit as soon as possible. All of the necessary approvals required for the drilling have been granted including the required environmental permit from MARN. The goal of the program is to upgrade inferred mineral resources to measured and indicated mineral resources and undertake a revised gold reserve estimate. We expected that the drilling will be completed by the end of January 2007 and the new gold reserve estimate should be available by the end of May 2007."

During the third quarter, Crystallex successfully raised additional capital through a public offering of units and warrant exercises collectively generating $47 million in capital.

                      Management's Discussion and Analysis
               For the Nine Month Period Ended September 30, 2006
           (All dollar amounts in US dollars, unless otherwise stated)


This Management Discussion and Analysis ("MD&A") of the financial condition and results of the operations of Crystallex International Corporation ("Crystallex" or the "Company") is intended to supplement and complement the unaudited interim consolidated financial statements and the related notes for the nine month period ending September 30, 2006. This MD&A should be read in conjunction with both the annual audited consolidated financial statements of the Company for the year ended December 31, 2005, the related annual MD&A included in the 2005 Annual Report and the most recent Form 40-F/Annual Information Form. All dollar amounts in this MD&A are in US dollars, unless otherwise specified. This MD&A was prepared on November 7, 2006.

Overview

     o Continuing discussions with Venezuelan government officials to advance the process for obtaining the Las Cristinas permit to impact natural resources (the "Permit").

     o Subsequent to quarter end, commenced an 11,500 metre drilling program at Las Cristinas.

     o Received net proceeds of $48.1 million from a unit offering and the issue and exercise of warrants during the third quarter.

     o Increased revenues in the third quarter and first nine months due to higher realized gold prices.

     o    Net loss for the third quarter of $8.8 million.


Key Statistics
-------------------------------------------------------------------------------------------------------------
                                              Three months ended Sept. 30,       Nine months ended Sept. 30,
                                                    2006              2005             2006             2005
-------------------------------------------------------------------------------------------------------------
Operating Statistics
Gold Production (ounces)                          12,040            13,740           36,600           39,782
Gold Sold (ounces)                                15,661            15,934           37,158           42,253
Per Ounce Data:
     Total Cash Cost (1)                            $546              $344             $510             $396
     Average Realized Gold Price                    $624              $440             $602             $437
     Average Spot Gold Price                        $621              $439             $601             $431

Financial Results ($ thousands)
Revenues                                          $9,769            $7,020          $22,367          $18,366
Net Loss                                        ($8,815)         ($10,338)        ($24,067)        ($26,623)
Net Loss per Basic Share                         ($0.04)           ($0.05)          ($0.11)          ($0.14)
Cash Flow from Operating Activities(2)          ($8,554)         ($11,079)        ($28,391)        ($24,562)
=============================================================================================================

Financial Position ($ thousands)            At Sept. 30,      At Sept. 30,
                                            ------------      ------------
                                                    2006              2005
                                                    ----              ----
Cash and Cash Equivalents                        $43,382            $4,616
Restricted Cash and Cash Equivalents                  --           $39,197
Total Debt                                       $87,453           $89,805
Shareholders' Equity                            $205,440          $126,373
Shares Outstanding - Basic (millions)              244.8             194.3
=============================================================================================================

(1) For an explanation of Total Cash Costs, refer to the section on Non-GAAP measures. The calculation is based on ounces of gold sold, not ounces produced.
(2) Cash flow after working capital changes and before capital expenditures.

Financial Results Overview

The Company recorded a net loss for the first nine months and third quarter of 2006 of $24.1 million, (($0.11) per share) and $8.8 million, (($0.04) per share) respectively, as compared with net losses of $26.6 million, (($0.14) per share) and $10.3 million (($0.05) per share) for the comparable periods in 2005. The losses in the first nine months and third quarter of 2006 are principally attributable to the aggregate of mine operations costs, corporate general and administrative costs and interest expense. The $24.1 million loss for the first three quarters of 2006 was less than the $26.6 million loss in the year earlier period primarily because of increased operating income from mining operations due to realizing higher prices on gold sales.

Gold sales revenue was $22.4 million and $9.8 million for the first nine months and third quarter of 2006 respectively as compared with $18.4 million and $7.0 million for the same periods in 2005. Although gold sales volumes were lower in the 2006 periods, higher average realized gold prices more than offset the fewer ounces sold. For the first nine months of 2006, the average realized gold price was $602 per ounce, an increase of 38% over the same period in 2005.

Cash flow from operating activities was a deficit of $28.4 million for the first nine months of 2006 as compared with a deficit of $24.6 million for the same period in 2005. The cash flow deficit for the three quarters of 2006 was largely attributable to cash corporate general and administrative expenses of $12.6 million, (general and administrative expenses of $14.1 million for the nine months of 2006 included a $1.5 million non-cash charge representing the fair value of warrants issued as a component of a project finance advisory fee), cash interest payments of approximately $9.9 million and $12.1 million of cash used in working capital accounts, principally due to decreased accounts payable. The cash flow deficit in the third quarter of 2006 was $8.6 million, which similarly reflects the aggregate of cash payments for general and administrative expenses, interest expense and working capital utilization.

The Company's cash position at September 30, 2006 was $43.4 million, an increase of $18 million since the beginning of the year. The increase in the Company's cash position is due to receiving net proceeds of $84.4 million during the first nine months of 2006 from common share and warrant unit offerings, the exercise of warrants and options and a draw under the Company's equity draw-down facility.

Project Development

Las Cristinas

Project development slowed during the first three quarters of 2006 while the Company continues to wait for the Permit. The Permit is required to commence earthworks and building activities at site. Engineering work and the ordering of long lead time equipment was largely complete at the end of 2005. The remaining purchasing of supplies and awarding of service contracts will be undertaken following receipt of the Permit.

Reflecting the reduction in development activity, expenditures for the third quarter and first nine months of 2006 were less than half the level for the comparable periods in 2005. Expenditures for Las Cristinas were $8.5 million during the third quarter of 2006 and $36.3 million for the first nine months of the year, as compared with $18.8 million and $75.2 million for the comparable periods in 2005. Additional equipment has been purchased, which increased the value of equipment in storage from approximately $51 million at the end of 2005 to $58 million at the end of September 2006. As the engineering work is largely complete, the level of staff and hours billed by SNC Lavalin, the EPCM contractor, have been reduced.

The Company has spent $173.0 million on Las Cristinas since the inception of the Engineering, Procurement and Construction Management, ("EPCM") contract in April 2004. Of this, approximately $112.6 million is related to equipment purchases, engineering services and certain owner's costs administered by the EPCM contract. The additional $60.4 million of costs incurred outside of the EPCM contract relates to owners costs that were not included in the August 2005 $293 million capital cost estimate which covered those items governed by the EPCM contract. These additional Crystallex managed costs include site security, legal and consulting fees, social and community development programs, airstrip construction and environmental work. Costs in a majority of these areas are expected to continue although reductions are expected after the Permit is received and construction is well advanced.

The delay in receiving the Permit is expected to result in an increase to the remaining capital cost required to complete the project. In addition to those owners' costs that will continue through the construction phase, costs are expected to be affected by the inflationary impact on prices of supplies and equipment not yet ordered and on contracts that are stale dated since they were negotiated eighteen to twenty-four months ago. The overall cost to complete the project will be assessed after the receipt of the Permit when the balance of equipment orders are placed and contracts renegotiated.

Subsequent to the end of the third quarter, the Company participated in a meeting attended by the Canadian Ambassador to Venezuela and representatives from the Venezuelan Ministry of Environment and Natural Resources ("MARN"), the CVG and Gold Reserve Inc, ("Gold Reserve") who hold the Brisas concession to the south of Las Cristinas. The principal purpose of the meeting was for Crystallex and Gold Reserve to reach an understanding for developing agreements in principle on sharing a limited number of regional infrastructure projects with the aim of reducing the overall environmental impact of the two projects. MARN stated that such agreements in principle would allow it to accelerate the permitting process. MARN also confirmed at the meeting that it recognized Las Cristinas and Brisas as separate and distinct projects that will be issued separate permits. The companies have since completed agreements in principle for six shared projects and have officially submitted the agreements to MARN and all the other participants at the meeting. The projects include the development of an integrated subsurface and surface hydrological database, the sharing of the Las Cristinas airstrip, utilizing a single explosives magazine (and associated National Guard facility) for use by both projects, designing and establishing a solid waste landfill facility which will be handed over to the local authorities, and implementing the proposal submitted in May 2006 by Crystallex to move a portion of the surface water drainage channel approximately 340 metres north of its current planned course.

On November 1, 2006, the Company announced it had commenced a $1.6 million, 11,500 metre drill program at Las Cristinas having received the necessary environmental permission from MARN to conduct the drilling program. The aim of the program is to upgrade inferred mineral resources to measured and indicated mineral resources and undertake a revised reserve estimate. It is expected that the drilling will be completed by the end of January 2007 and the new reserve estimate will be available by the end of May 2007.

Operations Review

Production Summary
=========================================================================================================
                                           Three months ended Sept 30,        Nine months ended Sept 30,
Gold Production (ounces)                        2006              2005             2006             2005
---------------------------------------------------------------------------------------------------------
     La Victoria                                   0                71            2,100            1,491
     Tomi Open Pits                            5,086             6,958           15,269           23,519
     Tomi Underground                          6,196             6,312           17,207           13,401
     Purchased Material                          758               399            2,024            1,371
---------------------------------------------------------------------------------------------------------
Total Gold Production (ounces)                12,040            13,740           36,600           39,782
---------------------------------------------------------------------------------------------------------
Total Ore Processed(1) (tonnes)               87,056            95,402          279,868          323,941
Head Grade of Ore Processed (g/t)               4.63              4.78             4.41             4.09
Total Recovery Rate (%)                          93%               94%              92%              93%
Total Gold Recovered (ounces)                 12,040            13,740           36,600           39,782
---------------------------------------------------------------------------------------------------------
Total Cash Cost Per Ounce Sold                  $546              $344             $510             $396
---------------------------------------------------------------------------------------------------------
Mine Operating Cash Flow  ($,000)             $1,176            $1,535           $3,075           $1,050
Capital Expenditures(2) ($,000)                  ---               ---              ---             $856
Mine Cash Flow After Capital ($000)           $1,176            $1,535           $3,075             $194
=========================================================================================================
(1) Ore from Tomi, La Victoria and purchased material is processed at the Company's Revemin mill.
(2) Capital expenditures at the El Callao operating mines, excludes Las Cristinas. Since the second quarter of 2005, all costs at the El Callao operations have been expensed due to the short reserve life of these mines.

Tomi
=========================================================================================================
                                          Three months ended Sept. 30,       Nine months ended Sept. 30,
                                                2006              2005             2006             2005
---------------------------------------------------------------------------------------------------------
TOMI OPEN PITS
Tonnes Ore Mined                              77,381            74,522          190,314          256,955
Tonnes Waste Mined                           618,505           406,570        1,803,088        1,671,868
Strip Ratio (Waste:Ore)                          8.0               5.6              9.5              6.5
Tonnes Ore Processed                          56,195            74,019          170,647          246,801
Average Grade of Ore Processed (g/t)             3.1               3.2              3.0              3.2
Recovery Rate (%)                                92%               93%              91%              93%
---------------------------------------------------------------------------------------------------------
Production (ounces)                            5,086             6,958           15,269           23,519
---------------------------------------------------------------------------------------------------------
TOMI UNDERGROUND
Tonnes Ore Mined                              26,628            18,112           67,292           45,663
Tonnes Ore Processed                          21,833            18,117           64,295           42,889
Average Grade of Ore Processed (g/t)             9.4              11.4              8.9             10.3
Recovery Rate (%)                                94%               95%              94%              95%
---------------------------------------------------------------------------------------------------------
Production (ounces)                            6,196             6,312           17,207           13,401
=========================================================================================================

The Company produced 12,040 ounces of gold during the third quarter of 2006 as compared with 13,740 ounces for the same period last year. With the exception of gold produced from purchased material, all the Company's gold production during the third quarter was from the Tomi concession located near El Callao in south-eastern Venezuela.

Production for the nine months ended September 2006 was 36,600 ounces, a decrease of 8% from the 39,782 ounces recovered in the year earlier period. Gold recovered from the open pit operations decreased by 8,256 ounces, or 35%. The total volume of material mined (waste and ore) in the pits was similar for the first nine months of 2006 and 2005; however, the proportion of waste mined in the 2006 nine month period increased significantly. The strip ratio (the ratio of waste to ore) increased by 46% from 6.5:1.0 for the first nine months of 2005 to 9.5:1.0 for the same period in 2006. The Company is stripping a significant amount of waste in 2006 to allow for continuous open pit operations in 2007.

Lower production from the pits was partially offset by higher production from the underground mine. The Company recovered 17,207 ounces from underground operations during the first three quarters of 2006 as compared with 13,401 ounces for the comparable period in 2005. A 50% increase in tonnes processed more than offset a decrease in the average processed grade of underground ore. The average underground processed ore grade decreased from 10.3 grams per tonne to 8.9 grams per tonne.

Cash flow from mining operations (revenue less operating expenses) was $3.1 million and $1.2 million for the first nine months and third quarter of 2006 respectively as compared with cash flow of $1.5 million and $0.2 million for the comparable periods in 2005. The increase in cash flow in the current year was attributable to higher gold prices (see the Revenue section below). Cash costs, however, increased to $510 per ounce sold in the first nine months of 2006 as compared with $396 per ounce for the same period in 2005. For the third quarter of 2006, cash costs were $546 per ounce. Costs were higher in most areas of the El Callao operations including costs for mining (due in part to mining higher volumes of waste material relative to ore and an increase in the mining contract rate), site general and administrative expenses, maintenance, mill consumables, (notably cyanide, grinding media and lime), explosives and higher exploitation taxes and royalties which are tied to the price of gold.

Income Statement

Revenue

Mining revenue was $9.8 million and $22.4 million for the third quarter and first nine months of 2006 respectively, compared with $7.0 million and $18.4 million for the corresponding periods in 2005. The increase in revenue in 2006 for both the third quarter and first nine months was due to realizing higher prices on gold sales, which more than offset fewer ounces of gold sold.

For the third quarter of 2006, gold sales were 15,661 ounces and the Company's average realized price was $624 per ounce. Gold sales for the same period in 2005 were 15,934 ounces at an average realized price of $440 per ounce. Higher revenues in the third quarter of 2006 were directly attributable to the 42% increase in the average realized gold price.

During the first nine months of 2006, the Company sold 37,158 ounces at an average realized price of $602 per ounce. Although sales volumes were 12% lower than the nine month period in 2005, the average price realized of $602 per ounce was 38% higher than the $437 per ounce realized in the prior year nine month period. As a result, mining revenue increased to $22.4 million for the first three quarters of 2006 from $18.4 million for the comparable period in 2005.

Operating Expenses

Mine operating expenses were $8.6 million and $19.3 million for the third quarter and first nine months of 2006 respectively, as compared with $5.5 million and $17.3 million for the comparable periods in 2005. Fewer ounces of gold were sold during the first nine months of 2006 as compared with the same period in 2005; however, operating costs increased in the 2006 period due to higher costs across most areas of the operations, including contract mining, processing consumables, maintenance and mine general and administrative expenses, (as detailed in the Operations Review section). All costs at the El Callao operations are expensed, rather than capitalized given a reported proven and probable reserve life of less than one year.

The total cash cost per ounce sold in the third quarter of 2006 increased to $546 per ounce from $344 per ounce in the third quarter of 2005. For the first nine months of 2006, the average operating cost was $510 per ounce as compared with $396 per ounce for the same period in 2005.

Corporate General and Administrative Expenses

General and Administrative expenses were $6.2 million and $14.1 million for the third quarter and first nine months of 2006 respectively, as compared with $5.3 million and $12.5 million for the comparable periods in 2005. The increase in both periods of 2006 is due largely to including a $1.5 million charge representing the fair value of warrants issued as a component of a fee for project finance advisory work.

Liquidity and Capital Resources

Cash and Equivalents

On September 30, 2006, the Company had cash and cash equivalents of $43.4 million.

The change in the cash balance during the first nine months of 2006 is reconciled as follows ($ millions):


CASH, CASH EQUIVALENTS AND RESTRICTED CASH ON DECEMBER 31, 2005                       $25.4
                                                                                      ------
Shares Issued for Cash                                                    $81.6
Warrants Issued for Cash                                                   $6.0
Total Sources of Cash                                                      ----       $87.6

Cash Used in Operating Activities                                       ($28.4)
Capital Expenditures - Las Cristinas                                    ($36.3)
Principal Debt Repayments                                                ($4.8)
Total Uses of Cash                                                       ------     ($69.6)
                                                                                    ------
Net Addition to Cash and Cash Equivalents                                             $18.0
                                                                                      -----
CASH AND CASH EQUIVALENTS ON SEPTEMBER 30, 2006                                       $43.4
                                                                                      -----


 At September 30, 2006, the Company's debt included $100 million of 9.375% senior unsecured notes due December 2011, $3.5 million outstanding under a bank term loan facility due December 2008 and a $1.8 million exchangeable promissory note.

Cash Flow from Operating Activities

Cash flow from operating activities (before capital expenditures) is principally affected by general and administrative expenditures, interest expense, the level of gold sales, realized gold prices, cash operating costs, and movements in non-cash working capital.

Cash flow from operating activities was a deficit of $8.6 million for the third quarter of 2006. The cash flow deficit in the third quarter was primarily attributable to cash interest payments of $4.8 million, cash general and administrative costs of $4.7 million (general and administrative expenses of $6.2 million for the third quarter included a $1.5 million non-cash charge representing the fair value of warrants issued as a component of a project financing advisory fee), and a $2.5 million net working capital utilization, principally a decrease in accounts payable and an increase in prepaid expenses. These were partially offset by mine cash flow of $1.2 million. For the comparable quarter in 2005, the operating cash flow deficit was $11.1 million. The decrease in the deficit in the current year third quarter is due primarily to a smaller net utilization of working capital.

For the first nine months of 2006, the Company had a cash flow deficit of $28.4 million as compared with a deficit of $24.6 million for the comparable period in 2005. General and administrative cash costs of $12.6 million, cash interest payments of $9.9 million and a net million working capital utilization of $12.1 million, principally a decrease in accounts payable, contributed to the cash flow deficit in the third quarter of 2006.

These were partially offset by $3.1 million of mine operating cash flow. The cash flow from operations deficit was $3.8 million greater for the nine month period of 2006 as compared with the same period in 2005. Although the Company did not incur any expenditures on settling gold contracts in the first nine months of 2006, as compared with expenditures of $11.5 million for the same period in 2005, this saving was offset in 2006 by cash used for reducing accounts payable and higher interest payments.

Investing Activities

Capital expenditures were $8.5 million and $36.3 million for the third quarter and first nine months of 2006, compared with $18.8 million and $75.2 million for the comparable periods in 2005. As illustrated in the table below, the decrease in the third quarter and first nine months of 2006 is attributable to lower spending on the Las Cristinas project.

===============================================================================
                      Three Months Ended Sept. 30,   Nine Months Ended Sept. 30,
$ millions              2006           2005             2006             2005
-------------------------------------------------------------------------------
Las Cristinas           $8.5          $18.8            $36.3            $74.3
Revemin/Tomi/Albino      ---            ---              ---             $0.9
Total                   $8.5          $18.8            $36.3            $75.2
===============================================================================

 At September 30, 2006, Crystallex projected a financing requirement of approximately $300 to $325 million to provide funding through the end of 2008 when commercial production is forecast to be achieved at Las Cristinas if the environmental permit is received in the fourth quarter of 2006. The funding estimate includes amounts for completing the development of Las Cristinas (based on the August 2005 $293 million capital cost estimate), for other Las Cristinas costs not covered by the EPCM contract, including site security, legal and consulting fees, ongoing camp costs and social and community development programs, for corporate general and administrative requirements and for financing fees and interest costs during the construction period. Crystallex intends to fund the overall requirement with a combination of limited recourse project debt financing, other forms of public market debt financing, and equity financing.

Financing Activities

The Company made $0.40 million of regularly scheduled principal payments to Standard Bank Plc during the third quarter of 2006. The terms of the Standard Bank loan agreement require the Company to make additional mandatory loan prepayments upon the issue of equity or equity linked debt securities. Following the completion of an offering of common shares and common share purchase warrants in August 2006, the Company made a mandatory prepayment to Standard Bank of $1.9 million. At the end of the third quarter of 2006, the balance remaining under the Standard Bank loan was $3.5 million.

In August 2006, the Company raised net proceeds of $26.9 million in a public offering of 10,125,000 units, with each unit consisting of one common share of the Company and one half of one common share purchase warrant. Each whole warrant entitles the holder to purchase one common share of the Company at a price of C$4.25 on or before February 10, 2008.

The Company received proceeds of $21.3 million during the third quarter from the exercise of common share purchase warrants.

Outstanding Share Data

At November 7, 2006, 244.8 million common shares of Crystallex were issued and outstanding. In addition, at November 7, 2006 options to purchase 10.5 million common shares of Crystallex were outstanding under the Company's stock option plan and warrants to purchase 19.2 million common shares of Crystallex were issued and outstanding.


Quarterly Data

=======================================================================================================
                        2006                                      2005                            2004
             ------------------------------------------------------------------------------------------
                    Q3        Q2          Q1          Q4          Q3          Q2        Q1         Q4
Revenue          9,769    $5,520      $7,079      $6,623      $7,020      $6,301    $5,046     $5,037
Net Loss       ($8,815)  ($8,296)    ($6,956)   ($18,585)   ($10,338)    ($8,295)  ($7,989)  ($44,115)

=======================================================================================================


The quarterly trends are consistent with the explanations of the annual trends set out in the Company's 2005 40-F/Annual Information Form.

Critical Accounting Policies and Estimates

Critical accounting estimates are those estimates that have a high degree of uncertainty and for which changes in those estimates could materially impact the Company's results. Critical accounting estimates for the Company include property evaluations, capitalization of exploration and development costs and estimates of asset retirement obligations and stock based compensation.

There were no changes in accounting policies or methods used to report the Company's financial condition in the nine months of 2006 that impacted the Company's financial statements.

Special Note Regarding Forward Looking Statements

Certain statements included or incorporated by reference in this Management Discussion and Analysis, including information as to the future financial or operating performance of the Company, its subsidiaries and its projects, constitute forward-looking statements. The words "believe," "expect," "anticipate," "contemplate," "target," "plan," "intends," "continue," "budget," "estimate," "may," "schedule" and similar expressions identify forward-looking statements. Forward-looking statements include, among other things, statements regarding targets, estimates and assumptions in respect of gold production and prices, operating costs, results and capital expenditures, mineral reserves and mineral resources and anticipated grades and recovery rates. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by the Company, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Many factors could cause the Company's actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, the Company. Such factors include, among others, risks relating to additional funding requirements, reserve and resource estimates, gold prices, exploration, development and operating risks, illegal miners, political and foreign risk, uninsurable risks, competition, limited mining operations, production risks, environmental regulation and liability, government regulation, currency fluctuations, recent losses and write-downs and dependence on key employees. See "Risk Factors" in the Company's 2005 40-F/Annual Information Form. Due to risks and uncertainties, including the risks and uncertainties identified above, actual events may differ materially from current expectations. Investors are cautioned that forward-looking statements are not guarantees of future performance and, accordingly, investors are cautioned not to put undue reliance on forward-looking statements due to the inherent uncertainty therein. Forward-looking statements are made as of the date of this Management Discussion and Analysis and the Company disclaims any intent or obligation to update publicly such forward-looking statements, whether as a result of new information, future events or results or otherwise.

Risk Factors

The business and operations of the Company and its affiliates are subject to risks. In addition to considering the other information in the Company's 2005 40F/Annual Information Form, which is available on SEDAR at www.sedar.com, an investor should carefully consider the following factors. Any of the following risks could have a material adverse effect on the Company, its business and future prospects.

Risks Associated with Operating in Developing Countries

     The Company's mineral exploration, exploitation activities and mining operations are located in Venezuela and may be adversely affected by political instability and legal and economic uncertainty in such country. The risks associated with the Company's foreign operations may include political unrest, labour disputes, invalidation of governmental orders, permits, agreements or property rights, risk of corruption including violations under U.S. and Canadian foreign corrupt practices statutes, military repression, war, civil disturbances, criminal and terrorist actions, arbitrary changes in laws, regulations and policies, taxation, price controls, exchange controls, delays in obtaining or the inability to obtain necessary permits, opposition to mining from environmental or other non-governmental organizations, limitations on foreign ownership, limitations on the repatriation of earnings, limitations on mineral exports, high rates of inflation and increased financing costs. These risks may limit or disrupt the Company's projects or operations, restrict the movement of funds or result in the deprivation of contractual rights or the taking of property by nationalization, expropriation or other means without fair compensation.

Risks Specific to Operations in Venezuela

Political and Economic Instability

     The Company's principal mineral properties are located in Venezuela and as such the Company may be affected by political or economic instabilities there. The risks associated with carrying on business in Venezuela, in addition to those highlighted above, include, but are not limited to violent crime, which is prevalent throughout the country and includes kidnapping, smuggling and drug trafficking especially in remote areas. Changes in resource development or investment policies or shifts in political attitudes in Venezuela may adversely affect the Company's business. Operations may be affected in varying degrees by government regulations with respect to restrictions in production, price controls, export controls, income taxes, expropriation of property, maintenance of claims, environmental legislation, land use, unauthorized mining activities, land claims of local people, water use and mine safety. The effect of these factors cannot be accurately predicted.

The Permit Still Required

     MIBAM completed its overall technical, economic and financial approval process of Las Cristinas on March 26, 2006. However, the Company continues to await the issuance of the Permit, which is necessary to allow commencement of construction of the mine. The initial application for the Permit was submitted in April 2004. Continued development and the ultimate commencement of commercial production are dependent upon receipt of the Permit, which will allow the Company to proceed to put in place financing to fund construction. As the Las Cristinas project is the Company's primary development project, the failure to obtain the Permit or to obtain the Permit in a timely manner could have a material adverse affect on the future of the Company's business. There can be no assurance as to when or if the Permit will be granted.

Exchange Controls

     Venezuela currently has exchange controls that affect the ability of companies doing business in Venezuela to convert Venezuelan source income into foreign currency. The Central Bank of Venezuela enacted such exchange control measures in 2003 in order to protect international reserves. The exchange rate, originally fixed at approximately 1,600 Bolivars /U.S.$, has since been adjusted twice upwards and presently stands fixed at 2,150 Bolivars/U.S.$. There can be no assurance that exchange controls will not continue and, if they do, that they will not adversely affect the Company's operations, including its ability to satisfy its foreign currency obligations.

Mine Operation Agreement

     Lack of Ownership Rights. Under Venezuelan Mining Law of 1999 (the "VML"), all mineral resources belong to the Republic of Venezuela. In accordance with the VML, the Government of Venezuela has reserved for itself the right to directly explore and exploit the mineral deposits at the Las Cristinas project location (the ``Las Cristinas Deposits'') and has elected to do so through the CVG. The mine operation agreement entered into with the CVG on September 17, 2002 (the "Mine Operation Agreement") is an operation agreement and does not transfer any property ownership rights or title rights to the gold produced to the Company. Rather, the Company has been authorized to exploit the Las Cristinas Deposits for the CVG in accordance with the Mine Operation Agreement. The interests of the Company in the Las Cristinas Deposits are contingent upon the Company continuing to satisfy its obligations under the Mine Operation Agreement. Failure to do so could result in the CVG having the right to terminate the Mine Operation Agreement.

     Lack of Copper Rights. In addition to gold, the Las Cristinas Deposits also contain very low levels of copper, 0.13% on average. Under the Mine Operation Agreement, the Company is only entitled to exploit the gold contained in the Las Cristinas Deposits. Based on the feasibility studies carried out by the Company and following discussions with the CVG, the Company has determined that exploiting the copper contained in the Las Cristinas Deposits would detract from the economics of the Las Cristinas project. The Company does not need the right to exploit the copper contained in the Las Cristinas Deposits in order to exploit the gold and does not currently intend to negotiate with the CVG for the right to exploit the copper contained in the Las Cristinas Deposits.

     Although the Company does not believe that the MIBAM would do so, the MIBAM retains the right to grant exploitation and other rights with respect to the copper contained in the Las Cristinas Deposits to the CVG or a third party. The Company has been advised by its Venezuelan counsel that:

     (a) if the MIBAM grants the right to exploit the copper contained in the Las Cristinas Deposits to the CVG, subject to fulfilling all necessary requirements of Venezuelan law (including the additional grant by the MIBAM to the CVG of the right to negotiate the exploitation of the copper with third parties), the CVG has agreed under the terms of the Mine Operation Agreement to negotiate the exploitation of the copper with the Company; and
     (b) if the MIBAM grants the right to exploit the copper contained in the Las Cristinas Deposits to a third party, the Company's right under the Mine Operation Agreement to exploit the gold contained in the Las Cristinas Deposits would, as a matter of Venezuelan law, take precedence over the third party's right to exploit the copper.

     If the MIBAM grants the right to exploit the copper contained in the Las Cristinas Deposits to the CVG, there can be no assurance that the MIBAM will grant to the CVG the additional right to negotiate the exploitation of the copper with third parties or that the Company will be able to negotiate an agreement with respect to the exploitation of the copper with the CVG. Also, if the MIBAM grants the right to exploit the copper contained in the Las Cristinas Deposits to a third party, or if the MIBAM grants the right to exploit the copper contained in the Las Cristinas Deposits to the CVG and the CVG grants the right to exploit the copper to a third party, there can be no assurance that the Company will be successful under Venezuelan law in asserting that its right to exploit the gold contained in the Las Cristinas Deposits takes precedence over the third party's right to exploit the copper.

Proposed Amendments to Mining Laws

     In 2005, the Government of Venezuela announced that it would be changing the mining title regime from a system where title was granted in the form of either concessions or operating contracts to a system where all ``new'' economic interests would be granted in the form of operating contracts. In order to effect this change, the Government of Venezuela advised that it would need to create a national mining company which would be the nation's contracting party covering the entire country of Venezuela. The Government of Venezuela also indicated that, given this change in title regime, it would also be appropriate to review all existing mining companies in a single comprehensive exercise to ensure that only companies found to be in compliance with their existing title terms and conditions would continue to qualify under the new regime on the same terms and conditions. The Government of Venezuela further stated that all those companies found not to be in compliance would have their operations turned over to small mining cooperatives supported by the Government of

Venezuela via the national mining company. The MIBAM issued its formal approval of the technical, economic and financial aspects of Las Cristinas on March 26, 2006.

      The MIBAM presented draft amendments to the mining law to the National Assembly at the end of May 2006. This draft was superseded by a National Assembly draft, which has received a first reading in the National Assembly. The National Assembly will require further readings of the draft amendments which the Government has stated will likely take place in 2007. Although the Company's Venezuelan counsel have advised that the current draft of amendments to the mining law will not have any negative impact on the Company's rights under the Mine Operation Agreement, until such time as the National Assembly has passed the amendments into law it is not possible to assess what impact, if any, the revised law will have on the Las Cristinas project.

Arbitration Proceedings

      The Company is a party that is interested in, but is not a party to, an ongoing arbitration. See ``Legal Proceedings -- Withdrawal of MINCA Litigation -- Vanessa Arbitration'' in the Company's 2005 40F/Annual Information Form, available electronically at www.sedar.com

Sale of Gold

      For the past several years the Company sold all of its Venezuelan gold production to the Central Bank of Venezuela. In June 2006 the Central Bank of Venezuela temporarily suspended the purchase of gold from the Company. In August 2006, the Central Bank recommenced purchasing gold from the Company. During the period when the Central Bank suspended purchases, the Company sold its gold to accredited third parties within Venezuela. The Company is updating registration of its export licence which will also allow it to export and sell gold outside of Venezuela. Pending the update of its export licence, should the Company be unable to sell gold within Venezuela, it could have an adverse effect on the Company's revenues, cash flow and profitability in the short-term.

Unauthorized Miners

      The Company's operations may also be affected by the presence of unauthorized miners; something that is not uncommon in the gold mining areas of the Guyana Shield area of Venezuela. The methods used by unauthorized miners to extract gold are typically harmful to the environment and may be disruptive of authorized mining operations. Although the Company, in conjunction with the local authorities, employs strategies to control the presence of unauthorized miners, there can be no assurance that these strategies will be successful or that the Company's operations will not be adversely affected by the presence of unauthorized miners.

Imataca Forest Reserve

      In addition to the general risks associated with environmental regulation and liability (see ``Environmental Regulation and Liability'' under General Risk Factors below), the Las Cristinas Deposits are located within the Imataca Forest Reserve (the ``Reserve''). On September 22, 2004 Presidential Decree 3110, which establishes an ordinance plan and regulations for the use of the Reserve, permits various activities (including mining) in up to 13% of the Reserve and establishes the legal framework for such activities, was issued. Presidential Decree 3110 was issued in response to previous Presidential Decree 1850, the latter of which was issued in May 1997. Decree 1850 reserved an even larger part of the Reserve for various activities and became subject to a legal challenge before the Venezuelan Supreme Court. The Venezuelan Supreme Court issued a prohibition order on November 11, 1997 prohibiting the relevant government authorities from granting concessions, authorization and any other acts relating to various mining activities in the Reserve under Decree 1850 until the Venezuelan courts ruled on the merits of the nullity action. It is possible that Presidential Decree 3110 could be similarly challenged and that such challenge, if ultimately successful, could prevent the Company from exploiting or fully exploiting the Las Cristinas Deposits.

      Venezuelan Decree No. 1257 establishes the environmental assessment requirements for mining projects. The Company was advised that the Las Cristinas project is not a new project and, accordingly Article 40 of Decree 1257 does not apply since no significant increase in environmental impact is predicted.

General Risk Factors

Title to Mineral Properties

      Acquisition of title to mineral properties is a very detailed and time-consuming process. Title to, and the area of, mineral properties may be disputed or impugned. Although the Company has investigated its title to the mineral properties for which it holds concessions or mineral leases or licenses, there can be no assurance that the Company has valid title to such mineral properties or that its title thereto will not be challenged or impugned. For example, mineral properties sometimes contain claims or transfer histories that examiners cannot verify, and transfers under foreign law are often complex. The Company does not carry title insurance with respect to its mineral properties. A successful claim that the Company does not have title to a mineral property could cause the Company to lose its rights to mine that property, perhaps without compensation for its prior expenditures relating to the property. Furthermore, as noted above under ``Mine Operation Agreement -- Lack of Ownership Rights,'' the Mine Operation Agreement does not transfer any property ownership rights to the Company.

Environmental Regulation and Liability

      The Company's activities are subject to laws and regulations controlling not only mineral exploration and exploitation activities themselves but also the possible effects of such activities upon the environment. Environmental legislation may change and make the mining and processing of ore uneconomic or result in significant environmental or reclamation costs. Environmental legislation provides for restrictions and prohibitions on spills, releases or emissions of various substances produced in association with certain mineral exploitation activities, such as seepage from tailings disposal areas that could result in environmental pollution. A breach of environmental legislation may result in the imposition of fines and penalties or the suspension or closure of operations. In addition, certain types of operations require the submission of environmental impact statements and approval thereof by government authorities. Environmental legislation is evolving in a manner which may mean stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their directors, officers and employees. Permits from a variety of regulatory authorities are required for many aspects of mineral exploitation activities, including closure and reclamation. Future environmental legislation could cause additional expense, capital expenditures, restrictions, liabilities and delays in the development of the Company's properties, the extent of which cannot be predicted.

      In the context of environmental permits, in particular the approval of closure and reclamation plans, the Company must comply with standards and laws and regulations which may entail costs and delays depending on the nature of the activity to be permitted and how stringently the regulations are implemented by the permitting authority. In accordance with applicable laws, the Company has provided various forms of financial assurances to cover the cost of reclamation activities. However, there can be no assurance that the Company will not incur reclamation costs that are in excess of such financial assurances. While the Company plans to establish a reserve for reclamation activities, there can be no assurance that the combination of the reserve and financial assurances will be sufficient to meet future reclamation standards, if such standards are materially more stringent than existing standards. The Company does not maintain environmental liability insurance. The Company has adopted high standards of environmental compliance, however, failure with or unanticipated changes in Venezuela's laws and regulations pertaining to the protection of the environment in the future could adversely affect the Company.

Additional Funding Requirements

      Under the terms of the Mine Operation Agreement, the Company is required, among other things, to make all necessary investments and complete all works necessary to reactivate the Las Cristinas Deposits, to design, construct and operate a processing plant to process gold for its subsequent commercialization and sale and to return the mine, its installations and equipment to the CVG upon termination of the Mine Operation Agreement. In order to carry out the Las Cristinas project and its other mining projects, the Company will need to raise substantial additional financing which may include one or more of non-recourse project debt and other forms of public markets debt and equity.

     In September 2005 the Company issued C$10.0 million of 5% unsecured notes due March 13, 2006 to Azimuth Opportunity, Ltd ("Azimuth") and established a C$60.0 million equity draw down facility with the same entity. The agreements between Azimuth and the Company stipulate that, until the C$10.0 million principal value of the unsecured notes has been repaid, 50% of the proceeds of each draw under the equity draw down facility shall be applied to repay the unsecured notes. During the fourth quarter of 2005 the Company received gross proceeds of C$21.6 million under the equity draw down facility, a portion of which was used to repay the outstanding C$10.0 million principal value of the unsecured notes. In January 2006 the Company raised additional gross proceeds of C$5.0 million under the equity draw down facility. In February 2006 the Company received gross proceeds of U.S.$31.3 million under a private placement of units. In July 2006, the Company received net proceeds of 26.9 million from a unit offering of common shares and common share purchase warrants. During the third quarter of 2006, the Company received proceeds of $21.3 million from the exercise of common share purchase warrants. Despite these financings, the Company currently has limited financial resources and there can be no assurance that sufficient additional financing will be available to the Company on acceptable terms or at all. Failure to obtain such additional financing could result in a delay or the indefinite postponement of the Las Cristinas project and other mining projects of the Company and could also result in the Company defaulting in the performance of its obligations under the Mine Operation Agreement.

Reserve and Resource Estimates

     The Company's reported Mineral Reserves and Resources are estimates only. As a result, there can be no assurance that they will be recovered at the rates estimated or at all. Mineral Reserve and Resource estimates are based on limited sampling and are uncertain because the samples may not be representative. Mineral Reserve and Resource estimates may require revision (either up or down) based on actual production experience. Market fluctuations in the price of metals, increased production costs or reduced recovery rates may render estimated Mineral Reserves and Resources uneconomic and may ultimately result in a restatement of Mineral Reserves and Resources. In addition, short-term operating factors, such as the need for sequential development of mineral deposits and the processing of new or different ore grades, may adversely affect the Company's profitability in any particular accounting period. If it's Mineral Reserve and Resource estimates are incorrect, the Company will not correctly allocate its financial resources, causing it either to spend too much on what could be a less than economic deposit or to fail to mine what could be a significant deposit.

Mineral Exploration and Exploitation

     Mineral exploration and exploitation involves a high degree of risk. Few properties that are explored are ultimately developed into producing mines. Unusual or unexpected formations, formation pressures, fires, power outages, labour disruptions, flooding, explosions, tailings impoundment failures, cave-ins, landslides and the inability to obtain adequate machinery, equipment or labour are some of the risks involved in mineral exploration and exploitation activities. The Company has relied on and may continue to rely on consultants and others for mineral exploration and exploitation expertise. Substantial expenditures are required to establish Mineral Reserves and Resources through drilling, to develop metallurgical processes to extract the metal from the material processed and, in the case of new properties, to develop the mining and processing facilities and infrastructure at any site chosen for mining. There can be no assurance that the Company will discover Mineral Reserves and Resources in sufficient quantities to justify exploitation or that the funds required to exploit any Mineral Reserves and Resources discovered by the Company will be obtained on a timely basis or at all. The economics of exploiting Mineral Reserves and Resources discovered by the Company are affected by various factors, many outside the control of the Company, including the cost of operations, variations in the grade of material mined and metals recovered, price fluctuations in the metal markets, costs of processing equipment, continuing access to smelter facilities on acceptable terms and other factors such as government regulations, including regulations relating to royalties, allowable production, importing and exporting of minerals and environmental protection. There can be no assurance that the Company's mineral exploration and exploitation activities will be successful.

Uninsurable Risks

     Mineral exploration and exploitation activities involve numerous risks, including unexpected or unusual geological operating conditions, rock bursts, cave-ins, fires, floods, earthquakes and other environmental occurrences and political and social instability. It is not always possible to obtain insurance against all such risks and the Company may decide not to insure against certain risks as a result of high premiums or other reasons. Should such liabilities arise, they could negatively affect the Company's profitability and financial position and the value of the Common Shares of the Company. The Company does not maintain insurance against environmental risks.

Competition

     The competition to discover and acquire mineral properties considered to have commercial potential is intense. The Company competes with other mining companies, many of which have greater financial resources than the Company, with respect to the discovery and acquisition of interests in mineral properties and the recruitment and retention of qualified employees and other personnel to carry on its mineral exploration and exploitation activities. There can be no assurance that the Company will be able to successfully compete against such companies.

Dependence on Limited Mining Operations and Properties

     The Company's Tomi operations and Revemin mill currently account for substantially all of the Company's mineral production and revenues. Any adverse development affecting these operations could adversely affect the Company's financial performance and results of operations. Furthermore, future results for the Company depend largely on the Las Cristinas project, which is currently still in the development stage and which may never be developed into a commercially viable mining operation. Any event, or combination thereof, which adversely affects the Las Cristinas project (whether the property itself or the Company's ability to finance and/or construct and operate a commercially viable mine on the property), would adversely impact the Company's future performance.

Production Risks

     The Company prepares estimates of future production at its operations. Failure to meet these estimates could adversely affect the Company's profitability, cash flows and financial position. There can be no assurance that the Company will achieve its production estimates.

     The Company's actual production may vary from its estimates for a variety of reasons, including actual ore mined varying from estimates of grade, tonnage, dilution and metallurgical and other characteristics; short-term operating factors such as the need for sequential development of ore bodies and the processing of new or different ore grades from those planned; mine failures, slope failures or equipment failures; industrial accidents; natural phenomena such as inclement weather conditions, floods, droughts, rock slides and earthquakes; encountering unusual or unexpected geological conditions; changes in power costs and potential power shortages; shortages of principal supplies needed for operation, including explosives, fuels, chemical reagents, water, equipment parts and lubricants; labour shortages or strikes; civil disobedience and protests; and restrictions or regulations imposed by governmental or regulatory authorities or other changes in the regulatory environments. Such occurrences could result in damage to mineral properties, interruptions in production, injury or death to persons, damage to property of the Company or others, monetary losses and legal liabilities. These factors may cause a mineral deposit that has been mined profitably in the past to become unprofitable forcing the Company to cease production. These factors also apply to the Company's future operations. For example, it is not unusual for new mining and processing operations to experience unexpected problems during the start-up phase.

     In addition to the general production risks outlined above, one of the most significant physical production issues the Company faces in the Las Cristinas project pertains to the heavy amount of rainfall the area receives (an average of 3.3 m/year). Mine Development Associates ("MDA"), the company that supervised the preparation of various feasibility studies for the Company, has accounted for anticipated time lost due to rainfall in scheduling production and determining equipment requirements. Regardless, actual mining experience with the combination of wet saprolite and high rainfall rates may require adjustment of these estimates.

Regulations and Permits

     The Company's activities are subject to wide variety of laws and regulations governing health and worker safety, employment standards, waste disposal, protection of the environment, protection of historic and archaeological sites, mine development and protection of endangered and protected species and other matters. The Company is required to have a wide variety of permits from governmental and regulatory authorities to carry out its activities. These permits relate to virtually every aspect of the Company's exploration and exploitation activities. Changes in these laws and regulations or changes in their enforcement or interpretation could result in changes in legal requirements or in the terms of the Company's permits that could have a significant adverse impact on the Company's existing or future operations or projects. Obtaining permits can be a complex, time-consuming process. There can be no assurance that the Company will be able to obtain the necessary permits on acceptable terms, in a timely manner or at all. The costs and delays associated with obtaining permits and complying with these permits and applicable laws and regulations could stop or materially delay or restrict the Company from continuing or proceeding with existing or future operations or projects. Any failure to comply with permits and applicable laws and regulations, even if inadvertent, could result in the interruption or closure of operations or material fines, penalties or other liabilities.

Gold Price Volatility

     The gold price can fluctuate widely and is affected by numerous factors beyond the Company's control, including industrial and jewellery demand, inflation and expectations with respect to the rate of inflation, the strength of the U.S. dollar and other currencies, interest rates, gold sales by central banks, forward sales by producers, global or regional political or financial events, and production and cost levels in major gold-producing regions. The gold price is also subject to rapid short-term changes due to speculative activities. During the period 1998 to 2005 the gold price fluctuated between a low of U.S.$253 per ounce and a high of U.S.$536.50 per ounce. On October 30, 2006 the p.m. fixing price of gold sold in the London Bullion Market was U.S.$609 per ounce.

     The Company's revenues, cash flow and profitability are significantly affected by changes in the gold price. If the gold price declines below the cost of production at any of the Company's operations for a significant period, the Company may be required to suspend or terminate production at the affected operation. In addition, the Company may be required to restate its Mineral Reserves and Resources, write down its investment and increase or accelerate reclamation and closure charges at the affected operation. Any of these developments could negatively affect the Company's profitability, cash flows and financial position. Accordingly, even if the Company discovers and produces gold, there can be no assurance that the gold price will be high enough to enable the Company to sell the gold produced by it profitably.

     The market price of the Common Shares of the Company is also affected by fluctuations in the gold price.

Currency Fluctuations

     Currency fluctuations may affect costs at the Company's operations. Gold is sold throughout the world based principally on a U.S. dollar price, but a portion of the Company's operating expenses is in non-U.S. dollar currencies. Any appreciation of these non-U.S. dollar currencies against the U.S. dollar could negatively affect the Company's profitability, cash flows and financial position.

Credit and Market Risks

     The Company enters into financial agreements (financial instruments) with major international banks, other international financial institutions and other accredited third parties in order to manage underlying revenue and future cash flow exposures arising from commodity prices. Financial instruments, which subject the Company to market risk and concentrations of credit risk, consist primarily of cash and accounts receivable.

     Market risk is the risk that the value of a financial instrument might be adversely affected by a change in interest rates or currency exchange rates. The Company manages the market risk associated with commodity prices by establishing and monitoring parameters that limit the types and degree of market risk that may be undertaken.

     Credit risk is the risk that counterparty might fail to fulfil its performance obligations under the terms of a contract. The Company limits the amount of credit exposure in cash and securities by placing these financial instruments in high quality securities issued by government agencies, financial institutions and major corporations and by diversifying its holdings. The Company also has concentrations of credit risk with respect to accounts receivable as the accounts receivable are due from one customer, the Venezuelan Central Bank.

     The Company is exposed to credit risk in the event of non-performance by counterparties in connection with metal forward and option contracts. The Company does not obtain any security to support financial instruments subject to credit risk but mitigates this risk by dealing only with a diverse group of financially sound counterparties and, accordingly, does not anticipate loss for non-performance. Further, the Company minimizes its credit risk in derivative instruments by entering into transactions with high quality counterparties whose credit ratings are high and by monitoring the financial condition of its counterparties. The Company continually monitors the market risk of its activities. The Company currently does not have metal forward and option contracts.

Recent Losses and Write-downs

     The Company incurred net losses in each of 2005, 2004, and 2003. The Company's deficit at September 30, 2006 was U.S.$275.3 million. The Company's profitability depends, among other things, on the gold price, gold production and cash operating costs at its operations and other factors discussed in this section of the MD&A. Substantially all of these factors are beyond the control of the Company. There can be no assurance that the Company will become profitable in the near future.

     As part of the preparation of its audited consolidated financial statements for the years ended December 31, 2004 and 2003, the Company undertook a detailed review of the carrying value of its mineral properties, deferred exploration costs and plant and equipment. These reviews resulted in asset write-downs of U.S.$32.0 million in the 2004 financial statements (of which U.S.$13.8 million related to the Revemin mill, U.S.$10.4 million related to the Albino project, U.S.$3.6 million related to the operations and U.S.$4.2 million related to three exploration properties) and write-downs of U.S.$17.5 million in the 2003 financial statements (of which U.S.$14.3 million related to the La Victoria property and U.S.$3.2 million related to three other exploration properties).

Dependence on Key Employees

     The Company's business and operations are dependent on retaining the services of a small number of key management personnel. The success of the Company is, and will continue to be, to a significant extent, dependent on the expertise and experience of the directors and senior management. The loss of one or more of these people could have a materially adverse effect on the Company. The Company does not maintain insurance on any of its key employees. Due to the length of time in obtaining the Permit the Company has granted retention bonuses to certain members of senior management. Further delays in obtaining the Permit may make it more difficult for the Company to retain key employees.

Compliance with Sarbanes-Oxley Act of 2002

     Passed by the U.S. Congress on July 30, 2002, the Sarbanes-Oxley Act of 2002 (``Sarbanes-Oxley'') requires companies to, among other things, have their external auditors issue an opinion regarding the adequacy of management's assessment of their own internal controls with respect to financial reporting. The Company will have to comply with this particular aspect of Sarbanes-Oxley for its fiscal year ending December 31, 2006. Management is currently in the process of reviewing the Company's internal controls for financial reporting. Although management is not currently aware of any material issues that would prevent compliance with Sarbanes-Oxley by December 31, 2006, at this time there can be no assurance the Company's internal controls for financial reporting will be free of material weaknesses. In the event that a material weakness is discovered, the Company will likely incur costs to fix the internal controls for financial reporting as well as costs incurred to remediate any financial inaccuracies. There is also a risk that the market will react adversely to such a finding.

Potential Dilution

     As at September 30, 2006 the Company has outstanding fully vested options to purchase approximately 10,538,435 Common Shares of the Company and warrants to purchase approximately 19,187,500 million Common Shares of the Company (including 12,250,000 warrants that do not become effective until after the receipt of the Permit). There were a further 139,429 options outstanding with a weighted average exercise price of C$3.19 that were not fully vested. The issue of Common Shares of the Company upon the exercise of the options and warrants will dilute the ownership interest of the Company's current shareholders. The Company may also issue additional option and warrants or additional Common Shares from time to time in the future. If it does so, the ownership interest of the Company's then current shareholders could also be diluted.

Enforcement by Investors of Civil Liabilities

     The enforcement by investors of civil liabilities under United States federal securities laws may be adversely affected by the fact that the Company is organized under the laws of Canada, that most of its officers and directors and most of the experts named in the Company's 2005 40F/Annual Information Form are residents of Canada, and that a substantial portion of the Company's assets and the assets of a majority of the Company's directors and officers and the experts named in the Company's 2005 40F/Annual Information Form are located outside the United States. Furthermore, it may not be possible to enforce against the Company or its directors, officers or experts, judgments contained in U.S. courts. The Company believes that a monetary judgment of a Canadian court predicated solely on the Canadian civil liability regime would likely be enforceable in the U.S. if the Canadian court in which the judgment was obtained had a basis for jurisdiction in the matter that was recognized by a U.S. court for such purposes. However, the Company can provide no assurances to this effect.

Discretion in the use of Net Proceeds

     As indicated in this MD&A, the Company intends to use part of the net proceeds from its recent Unit financing to fund the development of the Las Cristinas project in Venezuela. See ``Financing Activities". In achieving this goal, the Company maintains a broad discretion to spend the proceeds in ways that it deems most efficient. The application of the proceeds to various items may not necessarily enhance the value of the Common Shares. The failure to apply the net proceeds in accordance with the use of proceeds from its recent

Unit financing and other financings could adversely affect the Company's business and consequently, could adversely affect the price of the Common Shares on the open market.

Operating Losses are Expected to Continue In the Near Future

     The Company has experienced losses from operation for each of the last three years. The Company expects that it shall incur losses, and possible incur increased losses, until the Las Cristinas mine is operational. The Company expects that this trend will reverse if and when gold is produced from the future Las Cristinas mine in commercial quantities at prices equal to or in excess of the prices assumed in the feasibility study completed by SNC Lavalin in September 2003 with respect to the development of the Las Cristinas project and the construction and operation of a mining and processing facility at a production rate of 20,000 tonnes per day.

Future Hedging Activities

     The Company has not entered into forward contracts or other derivative instruments to sell gold that it might produce in the future. Although the Company has no near term plans to enter such transactions, it may do so in the future if required for project financing. Forward contracts obligate the holder to sell hedged production at a price set when the holder enters into the contract, regardless of what the price is when the product is actually mined. Accordingly, there is a risk that the price of the product is higher at the time it is mined than when the Company entered into the contracts, so that the product must be sold at a price lower than could have been received if the contract was not entered into. There is also the risk that the Company may have insufficient gold production to deliver into forward sales positions. The Company may enter into option contracts for gold to mitigate the effects of such hedging.

No Payment of Cash Dividends in the Near Future

     Given that the Company is currently in the development stage for its principle property, the Las Cristinas project, the Company intends to retain its earnings to finance the growth and development of the business rather than pay dividends to shareholders. The Company does not intend to declare or pay cash dividends on its Common Shares in the near future, not has it done so since its inception. In the event that the Company decides to declare and pay cash dividends in the future, such a decision will made entirely in the discretion of the board of directors and shall be dependent on factors such as the existing earnings, capital requirements, future business opportunities, financing agreements and market conditions for the Company's shares and the underlying commodities markets.

NON GAAP MEASURES

Total cash costs per ounce are calculated in accordance with the Gold Institute Production Cost Standard, (the "Standard"). The total cash cost per ounce data are presented to provide additional information and are not prepared in accordance with Canadian or U.S. GAAP. The data should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. The measures are not necessarily indicative of operating profit or costs of operations as determined under Canadian or U.S. GAAP. The total cash cost per ounce calculation is derived from amounts included in the Operating Expense line on the Statement of Operations. As this line item is unchanged under US GAAP, the total cash cost per ounce figure is similarly unchanged using US GAAP results of operations.

Data used in the calculation of total cash costs per ounce may not conform to other similarly titled measures provided by other precious metals companies. Management uses the cash cost per ounce data to access profitability and cash flow from Crystallex's operations and to compare it with other precious metals producers. Total cash costs per ounce are derived from amounts included in the Statement of Operations and include mine site operating costs such as mining, processing, administration, royalties and production taxes but exclude amortization, reclamation, capital expenditures and exploration costs.

Total cash costs per ounce may be reconciled to our Statement of Income as follows:

==============================================================================================================
                                               Three months ended Sept. 30,       Nine months ended Sept. 30,
$,000                                                2006              2005             2006             2005
--------------------------------------------------------------------------------------------------------------
Operating Costs per Financial Statements        8,593,365         5,484,892       19,292,048       17,316,407
Adjust for Albino Development(1)                      ---               ---              ---         $591,852
Adjust for Exploration Expenditures                46,737               ---          349,405              ---
Operating Costs for Per Ounce Calculation       8,546,628         5,484,892       18,942,643       17,011,792

Gold Ounces Sold                                   15,661            15,934           37,158           42,253
Total Cash Cost Per Ounce US$                        $546              $344             $510             $396
==============================================================================================================

(1) Operating costs used for calculating the nine months 2005 cost per ounce figure were reduced by development expenditures of $591,852 for the Albino mine which were expensed rather than capitalized as the book value of the Albino mine was written off following the termination of the Company's Albino rights in February 2005, (see Non GAAP Measures).

Additional information relating to Crystallex, including the 2005 40-F/Annual Report, is available on SEDAR at www.sedar.com.

About Crystallex

Crystallex International Corporation is a Canadian based gold producer with significant operations and exploration properties in Venezuela. The Company's principal asset is the Las Cristinas property in Bolivar State that is currently under development and which is expected to commence gold production in late 2008 at an initial annualized rate of some 300,000 ounces at the initial planned production rate of 20,000 tonnes of ore per day. Other key assets include the Tomi Mine, certain Lo Increible properties and the Revemin Mill. Crystallex shares trade on the TSX (symbol: KRY) and AMEX (symbol: KRY) Exchanges.

For Further Information:
Investor Relations Contact: A. Richard Marshall, VP at (800) 738-1577 Visit us on the Internet: http://www.crystallex.com or Email us at: info@crystallex.com

NOTE: This Release may contain forward-looking statements within the meaning of
Section 21E of the Securities Exchange Act of 1934, which involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Crystallex, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Forward-looking statements are subject to a variety of risks and uncertainties, which could cause actual events, or results to differ from those reflected in the forward-looking statements. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward looking statements. Specific reference is made to "Narrative Description of the Business - Risk Factors" in the Company's Annual Information Form ("AIF"). Forward-looking statements in this release including, without limitation to, statements regarding the expectations and beliefs of management include the following: gold price volatility; impact of any hedging activities, including margin limits and margin calls; discrepancies between actual and estimated production, between actual and estimated reserves, and between actual and estimated metallurgical recoveries; mining operational risk; regulatory restrictions, including environmental regulatory restrictions and liability; risks of sovereign investment; speculative nature of gold exploration; dilution; competition; loss of key employees; additional funding requirements; and defective title to mineral claims or property, as well as those factors discussed in the section entitled "Risk Factors" in Crystallex's AIF, annual report, and elsewhere in documents filed from time to time with the Canadian provincial securities regulators, the United States Securities and Exchange Commission ("SEC"), and other regulatory authorities.

ADDITIONALLY: The terms "Mineral Reserve", "Proven Mineral Reserve" and "Probable Mineral Reserve" used in this release are Canadian mining terms as defined in accordance with National Instrument 43-101 - Standards of Disclosure for Mineral Projects under the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum ("CIM") Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council on August 20, 2000 as may be amended from time to time by the CIM. These definitions differ from the definitions in the United States Securities & Exchange Commission ("SEC") Guide
7. In the United States, a mineral reserve is defined as a part of a mineral deposit which could be economically and legally extracted or produced at the time the mineral reserve determination is made.

The terms "Mineral Resource", "Measured Mineral Resource", "Indicated Mineral Resource", "Inferred Mineral Resource" used in this release are Canadian mining terms as defined in accordance with National Instruction 43-101 - Standards of Disclosure for Mineral Projects under the guidelines set out in the CIM Standards. Mineral Resources which are not Mineral Reserves do not have demonstrated economic viability.

For a detailed discussion of resource and reserve estimates and related matters see the Company's technical reports, including the Annual Information Form and other reports filed by the Crystallex on www.sedar.com.

NOTE TO U.S. INVESTORS: While the terms "mineral resource", "measured mineral resource", "indicated mineral resource", and "inferred mineral resource" are recognized and required by Canadian regulations, they are not defined terms under standards in the United States and normally are not permitted to be used in reports and registration statements filed with the SEC. As such, information contained in this report concerning descriptions of mineralization and resources under Canadian standards may not be comparable to similar information made public by U.S companies in SEC filings. With respect to "indicated mineral resource" and "inferred mineral resource" there is a great amount of uncertainty as to their existence and a great uncertainty as to their economic and legal feasibility. It can not be assumed that all or any part of an "indicated mineral resource" or "inferred mineral resource" will ever be upgraded to a higher category. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.

                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                     CRYSTALLEX INTERNATIONAL CORPORATION
                               -------------------------------------------------
                                                (Registrant)

Date: November 15, 2006        By:   /S/ DAN HAMILTON
      ------------------             -------------------------------------------
                                     Name:    Dan Hamilton
                                     Title:   Chief Financial Officer